

Mail Stop 3561

September 9, 2015

Barry Hollander
Chief Financial Officer
Agritek Holdings, Inc.
319 Clematis Street, Suite 1008
West Palm Beach, Florida 33401

      Re: **Agritek Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed April 15, 2015
              File No. 1-15673

Dear Mr. Hollander:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1. The report should cover the balance sheet as of December 31, 2014 and 2013 and the statements of operations, cash flows and changes in stockholders' deficit for the fiscal years ended December 31, 2014 and 2103 as required by Rule 8-02 of Regulation S-X. Please revise.

<u>Item 9A. Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 24</u>

2. In future filings, please disclose which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products